January 3, 2025

Andrew Brodkey
Chief Executive Officer
Idaho Copper Corporation
800 W. Main Street, Suite 1460
Boise, ID 83702

       Re: Idaho Copper Corporation
           Form 10-K for the Fiscal Year Ended January 31, 2024
           Filed May 15, 2024
           File No. 333-108715
Dear Andrew Brodkey:

        We have reviewed your December 12, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 5, 2024 letter.

Form 10-K for the Fiscal Year Ended January 31, 2024
Item 2. Properties, page 7

1. Consistent with the comment in our letter dated October 23, 2024, if you continue to claim mineral resources please file an amended Form 10-K for the Fiscal Year Ended
       January 30, 2024 with the mineral resource disclosure, as required by
Item 1304(d) of
       Regulation S-K. The resource disclosure should include the price, cut-off grade, metallurgical recovery factor, and the specific point of reference in which the resources were calculated, such as in-situ, mill feed, saleable product, etc.

       Additionally, also consistent with our comment letter dated October 23, 2024, include the incremental mineral property disclosure in your amended filing, as required by item 1304(b) of Regulation S-K, including;
           the location of your property, accurate to within one mile, using an easily
 January 3, 2025
Page 2

           recognizable coordinate system,
             the total cost or book value of the property, and a brief description of any significant encumbrances to the property, including
           current and future permitting requirements and the associated timelines and conditions.

       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. Please contact John Coleman at 202-551-3610 regarding the engineering comments.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Cassi Olson